UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-32001

Aptose Biosciences Inc.

(Translation of registrant’s name into English)

251 Consumers Road, Suite 1105

Toronto, Ontario M2J 4R3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Form of Common Share Purchase Agreement between Aptose Biosciences Inc. and Aspire Capital Fund, LLC

99.2	Form of Registration Rights Agreement between Aptose Biosciences Inc. and Aspire Capital Fund, LLC

99.3	News release, dated May 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: May 31, 2018	By:	/s/ Gregory Chow
	Name:	Gregory Chow
	Title:	Senior Vice President and Chief Financial Officer

2